Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 1 / 7 Announcement Summary Entity name MESOBLAST LIMITED Date of this announcement Monday January 15, 2024 The +securities the subject of this notification are: Total number of +securities to be issued/transferred ASX +security code Security description Total number of +securities to be issued/transferred Issue date MSBAI OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES 8,381,117 10/01/2024 Refer to next page for full details of the announcement +Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX F or p er so na l u se o nl y

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 2 / 7 Part 1 - Entity and announcement details 1.1 Name of entity MESOBLAST LIMITED We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities. 1.2 Registered number type ABN Registration number 68109431870 1.3 ASX issuer code MSB 1.4 The announcement is 1.5 Date of this announcement 15/1/2024 New announcement F or p er so na l u se o nl y

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 3 / 7 Part 2 - Issue details 2.1 The +securities the subject of this notification are: 2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which: has an existing ASX security code ("existing class") +Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX F or p er so na l u se o nl y

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B

For personal use only

ASX +security code and description

MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES

Date the +securities the subject of this notification were issued

10/1/2024

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class

☑ Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

☑ Yes

Provide details of the KMP or +associates being issued +securities.

Name of KMP	Name of registered holder	Number of +securities
Silviu Itescu	Silviu Itescu	3,693,070
Eric Rose	Eric Rose	1,960,765
Joseph Swedish	Joseph Swedish	827,077
William Burns	William Burns	409,651
Jane Bell	Jane Bell	326,729
Philip Facchina	Philip Facchina	290,432

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

Refer to Item 8 in Notice of Meeting released 24 October 2022
https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02586640-3A605268?access_token=83ff96335c2d45a094df02a206a39ff4

Any other information the entity wishes to provide about the +securities the subject of this notification

Please use the following for the total number of Unquoted +equity securities (total number of each +class of +equity securities issued but not quoted on ASX) following the changes notified in this form and the notification of cessation of securities form lodged on the same date (instead of the numbers set out in Part 4.2 of this form for Unquoted +equity securities):

Unquoted options - 60,056,708
Warrants - 15,027,327

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 4 / 7

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 5 / 7 ADS Warrants - 884,838 ADS Warrants 2 - 227,502 Issue details Number of +securities 8,381,117 F or p er so na l u se o nl y

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 6 / 7 Part 4 - +Securities on issue Following the issue, conversion or payment up of the +securities the subject of this application, the +securities of the entity will comprise: (A discrepancy in these figures compared to your own may be due to a matter of timing if there is more than one application for quotation/issuance currently with ASX for processing.) 4.1 Quoted +Securities (Total number of each +class of +securities quoted) ASX +security code and description Total number of +securities on issue MSB : ORDINARY FULLY PAID 1,015,342,237 4.2 Unquoted +Securities (Total number of each +class of +securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES 62,903,772 MSBAO : WARRANTS 15,027,327 MSBAP : ADS WARRANTS 1,769,669 MSBAQ : ADS WARRANTS 2 455,000 F or p er so na l u se o nl y

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 7 / 7 Part 5 - Other Listing Rule requirements 5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1? 5.1a Select the number of the applicable exception in Listing Rule 7.2 13 Yes F or p er so na l u se o nl y